Filed by Strayer Education, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Capella Education Company

Commission file number 001-33140

The following is an email sent by Brian Jones to students of Strayer University on October 30, 2017:

Important information from the desk of Strayer University

President Brian W. Jones.

I am delighted to share with you some important news about Strayer University’s parent company, Strayer Education, Inc. Today, Strayer Education announced that it is merging with Capella Education Company, the parent company of another great higher education institution, Capella University. This merger of two leading education companies promises to bring together two higher education institutions that have earned reputations for integrity, innovation, and strong support and outcomes for students. Combining our efforts with Capella will allow us to share our best practices, learn new ones, and in doing so make both Strayer and Capella that much stronger.

While excited by the prospect of bringing two great institutions together within one corporate family, I want to emphasize that for our students, faculty and administration very little will change. Strayer University and Capella University will continue to operate as separate institutions. We will continue to be accredited by the Middle States Commission on Higher Education (MSCHE). Our organizational structure will remain unchanged. I will continue to serve as President, supported by the same world class leadership team. And we will continue to be governed by the same Board of Trustees. Capella University will continue to be led be its current board and leadership team and will continue to be accredited by the Higher Learning Commission (HLC).

Going forward, we will seek ways to leverage the institutions’ complementary programs — two thirds of our programs are undergraduate programs; two thirds of Capella University’s programs are at the graduate level, including a wide array of doctorate level programs. We will share innovations and insight. And we will also seek ways to ensure seamless credit transfer between the institutions.

Finally, Strayer Education, Inc., which will be the surviving entity after the merger closes, will be renamed when the transaction closes to reflect the combination. Karl McDonnell will remain as CEO and Dan Jackson will remain as Chief Financial Officer of the company.

This is a significant moment in the history of these two great institutions. I look forward to continuing our leading work in support of our students and am excited about our future, working together under one umbrella with our new partners at Capella University, to continue innovating and strengthening our reputation as leaders in higher education.

***

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•

the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;
•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;
•	the amount of the costs, fees, expenses and charges related to the merger;
•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;
•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;
•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;
•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and
•

other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission. Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

You are receiving this e-mail as it pertains to information important to you as a current student at Strayer University.

If you have any questions or concerns, please contact us at sas@strayer.edu.

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